March 21, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Greg Dundas, Attorney-Advisor
Dean Suehiro, Senior Staff Accountant
Christie Wong, Staff Accountant

Re:	Alteryx, Inc.

Registration Statement on Form S-1 (File No. 333-216237)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between March 13, 2017 and the date hereof, approximately 5,322 copies of the Preliminary Prospectus dated March 13, 2017 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, March 23, 2017 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN, SACHS & CO.

J.P. MORGAN SECURITIES LLC

As representatives of the Underwriters

By:	Goldman, Sachs & Co.

By:	/s/ William D. Connolly
Name: William D. Connolly III
Title: Managing Director

By:	J.P. Morgan Securities LLC

By:	/s/ Eric Prengel
Name: Eric Prengel
Title: Executive Director